FlexShopper, Inc.
2700 N. Military Trail, Suite 200
Boca Raton, Florida 33431

September 20, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sherry Haywood

Re:	FlexShopper, Inc. Registration Statement on Form S-1 File No. 333-226823

Ladies and Gentlemen:

Reference is made to the letter request of FlexShopper, Inc. (the “Company”) for acceleration of effectiveness of the above-captioned registration statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on September 18, 2018, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-captioned registration statement effective until such time as the Company shall request pursuant to a new request.

Please direct any questions regarding this request to Coleman Wombwell ((704) 331-7551; coleman.wombwell@klgates.com) of K&L Gates LLP.

Sincerely,

/s/ Russ Heiser

Russ Heiser
Chief Financial Officer